UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

Current Report Pursuant

to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): July 13, 2022

THERAVANCE BIOPHARMA, INC.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-36033	98-1226638
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification
Incorporation)		Number)

PO Box 309

Ugland House, South Church Street

George Town, Grand Cayman, Cayman Islands KY1-1104

(650) 808-6000

(Addresses, including zip code, and telephone number, including area code, of principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Share $0.00001 Par Value	TBPH	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On July 13, 2022, Theravance Biopharma, Inc., a Cayman Islands exempted company (“TBPH” or the “Company”), issued a press release announcing entry into an Equity Purchase and Funding Agreement (the “Purchase Agreement”) with Royalty Pharma Investments 2019 ICAV and is holding a conference call regarding its entry into the Purchase Agreement. Copies of the press release and the materials that will accompany the conference call are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report, respectively, and are incorporated into this Current Report on Form 8-K by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains and the conference call will contain certain "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans, objectives, expectations and future events. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Examples of such statements include statements relating to: the expected closing of the transaction and the timing thereof, the Company's goals, designs, strategies, plans and objectives, and the impact of the Company’s restructuring plan, ability to provide value to shareholders, the timing of clinical studies, , the potential that the Company's research programs will progress product candidates into the clinic, the Company's expectations regarding its allocation of resources, potential regulatory actions , product sales or profit share revenue and the Company's expectations for its future financial performance and expectations as to future cash flows. These statements are based on the current estimates and assumptions of the management of the Company as of the date of this press release and the conference call and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of the Company to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks related to: whether the milestone thresholds can be achieved, delays or difficulties in commencing, enrolling or completing clinical studies, the potential that results from clinical or non-clinical studies indicate the Company's product candidates are unsafe, ineffective or not differentiated, risks of decisions from regulatory authorities that are unfavorable to the Company, dependence on third parties to conduct clinical studies, delays or failure to achieve and maintain regulatory approvals for product candidates, risks of collaborating with or relying on third parties to discover, develop, manufacture and commercialize products, and risks associated with establishing and maintaining sales, marketing and distribution capabilities with appropriate technical expertise and supporting infrastructure, ability to retain key personnel, the impact of the Company’s restructuring actions on its employees, partners and others. In addition, while we expect the effects of COVID-19 to continue to adversely impact our business operations and financial results, the extent of the impact on our ability to generate revenue from YUPELRI® (revefenacin), and the value of and market for our ordinary shares, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Other risks affecting the Company are in the Company’s Form 10-Q filed with the SEC on May 6, 2022, and other periodic reports filed with the SEC. In addition to the risks described above and in the Company’s filings with the SEC, other unknown or unpredictable factors also could affect the Company’s results. No forward-looking statements can be guaranteed, and actual results may differ materially from such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update its forward-looking statements on account of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer for the 3.25% Convertible Senior Notes Due 2023 (the “Notes”) of the Company referenced in this document has not yet commenced. This document is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. At the time the tender offer is commenced, the Company will file with the SEC a Tender Offer Statement on Schedule TO. The solicitation and the offer to purchase the Notes will only be made pursuant to the offer to purchase and related documents filed with such Schedule TO. COMPANY NOTEHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Company noteholders and other investors can obtain the Tender Offer Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website, investor.theravance.com, under “SEC Filings” or by contacting the Company’s investor relations department at (650) 808-4045. In addition, Company noteholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release of Theravance Biopharma, Inc., dated July 13, 2022.
99.2	Investor Presentation of Theravance Biopharma, Inc., dated July 13, 2022.
104	Inline XBRL for the cover page of this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 13, 2022	THERAVANCE BIOPHARMA, INC.

	By	/s/ Andrew Hindman
Andrew Hindman
Senior Vice President and Chief Financial Officer

Exhibit 99.1

Theravance Biopharma to Sell TRELEGY ELLIPTA Royalty Interests to Royalty Pharma for Approximately $1.1 Billion in Upfront Cash with Over $1.5 Billion in Potential Total Value

•	Over $1.5 Billion in Potential Total Value, Including Approximately $1.1 Billion in Upfront Cash, up to $250 Million in Sales-Based Milestone Payments and an Estimated NPV Approximately $200 Million of Rights to TRELEGY ELLIPTA Outer Year Royalties[1]

•	Royalty Pharma to Invest up to $40 Million to Advance Development of Ampreloxetine in Multiple System Atrophy (MSA) in Exchange for Unsecured Low Single-Digit Royalties

•	Theravance Biopharma to Hold a Conference Call Today at 5 pm ET / 2 pm PT / 10 pm IST

DUBLIN – July 13, 2022 – Theravance Biopharma, Inc. ("Theravance Biopharma" or the "Company") (NASDAQ: TBPH) today announced it has entered into a definitive agreement to sell all of its units in Theravance Respiratory Company, LLC representing its 85% economic interest in the sales-based royalty rights on worldwide net sales of GSK’s TRELEGY ELLIPTA (“TRELEGY”) to Royalty Pharma (NASDAQ: RPRX) for over $1.5 billion in potential total value (the “TRELEGY Royalty Transaction”). The transaction is intended to provide near-, mid- and long-term value to the Company with an upfront cash payment of approximately $1.1 billion, up to $250 million in additional milestone payments contingent on the achievement of certain TRELEGY net sales thresholds between 2023 and 2026 and outer year royalties to the Company providing an opportunity to receive an estimated NPV of approximately $200 million.1

Immediately after announcing the TRELEGY Royalty Transaction, Theravance Biopharma intends to initiate a multi-step process to eliminate its outstanding debt and return capital to shareholders. This process is expected to include:

•	First, repayment of the Company’s non-recourse TRELEGY notes for approximately $420 million contemporaneously with the closing of the TRELEGY Royalty Transaction;

•	Second, initiation of a tender offer to retire the approximately $230 million in principal amount of the Company’s 2023 Convertible Senior Notes, at par, shortly after and contingent upon the closing of the TRELEGY Royalty Transaction; and

•	Third, implementation of a plan to return capital to shareholders, to be finalized following the debt paydown.

After paying down the debt, estimated taxes and transaction expenses, the Company estimates having approximately $430 million of cash on its balance sheet.

At the completion of this process, Theravance Biopharma expects to be well-capitalized with a streamlined and debt-free balance sheet. The Company now anticipates it will approach breakeven cash flow in the second half of 2022 without the cash flows from its interest in TRELEGY royalties, driven by disciplined spending within R&D and the growth of YUPELRI®.

1 85% of TRELEGY royalties return to Theravance Biopharma beginning July 1, 2029 for sales ex-U.S., and January 1, 2031 for sales within the U.S. Net present value (“NPV”) of royalties based on GSK Bloomberg Consensus for TRELEGY through 2032 for U.S. sales and through 2034 for ex-U.S. sales, discounted at 7%. Ex-U.S. sales for 2033-2034 extrapolated by Management due to limitation of consensus beyond 2032.

In addition, Royalty Pharma’s investment in ampreloxetine validates its potential as a therapy to manage symptomatic neurogenic orthostatic hypotension (nOH) in MSA patients. Royalty Pharma’s $40 million investment in ampreloxetine includes a $25 million upfront payment and an additional $15 million payment upon the first regulatory approval of ampreloxetine2. In exchange, Royalty Pharma will receive future unsecured royalties of 2.5% on annual global net sales up to $500 million and 4.5% on annual global net sales over $500 million.

“Royalty Pharma is an industry leader in identifying world class therapeutics and structuring creative financing transactions that support innovative biopharma companies holding royalty interests. We believe this transaction for TRELEGY royalties delivers on the strategic value of our economic interest in this important therapy for COPD and asthma patients,” said Rick E Winningham, Theravance Biopharma’s Chairman and Chief Executive Officer. “This transaction underscores our commitment to maximize shareholder value by eliminating debt, accelerating the return of capital to shareholders and strengthening our position as a biopharmaceutical leader. Moreover, Royalty Pharma’s additional investment in ampreloxetine supports the value-creating potential of this promising therapy for MSA patients. It’s our firm belief that, upon closing this transaction, Theravance Biopharma will operate from a position of financial strength and will maintain its focus on YUPELRI’s continued U.S. commercial performance.”

“This transaction reflects our confidence in the significant value that TRELEGY delivers as a triple-combination therapy for COPD and asthma patients, and GSK’s continued global commercial excellence,” said Pablo Legorreta, founder and Chief Executive Officer of Royalty Pharma. “This transaction highlights our ability to provide capital at scale and structure creative funding solutions, allowing Theravance to pursue important strategic initiatives, including the advancement of their internally-discovered, late-stage therapeutic ampreloxetine.”

Theravance Biopharma will continue to pursue its overarching purpose and goals as a biopharmaceutical company focused on delivering Medicines that Make a Difference® building on its co-commercial efforts of YUPELRI®, a measured investment in the Company’s respiratory portfolio and a focused effort to bring ampreloxetine to the MSA community. The Company expects to initiate the Phase 3 clinical trial with ampreloxetine in early 2023 and to share additional details regarding the clinical study later this year. With recent guidance from the U.S. Food and Drug Administration (FDA) in a Type C meeting on key study design elements and alignment on a path to a New Drug Application (NDA) filing, Theravance Biopharma will conduct one new study in patients with MSA and expects the $25 million investment to fund the majority of the Phase 3 costs.

The transaction with Royalty Pharma is subject to certain limited closing conditions and is expected to close up to ten business days after the date of this press release, concurrently with the repayment of the non-recourse TRELEGY notes referenced above.

2 Such approval to be from either the U.S. Food and Drug Administration or the first of the European Medicines Agency or all four of Germany, France, Italy and Spain.

Advisors

Evercore and MTS Partners acted as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal advisor to Theravance Biopharma. Goodwin Procter acted as legal advisor to Royalty Pharma.

Conference Call and Live Webcast Today at 5:00 pm ET

Theravance Biopharma will hold a conference call and live webcast accompanied by slides today at 5:00 pm ET / 2:00 pm PT / 10:00 pm IST. To participate in the live call by telephone, please dial (800) 225-9448 from the U.S., or (203) 518-9708 for international callers, using the confirmation code TBPH0713. Those interested in listening to the conference call live via the internet may do so by visiting Theravance Biopharma’s website at www.theravance.com, under the Investors section, Presentations and Events.

A replay of the conference call will be available on Theravance Biopharma’s website for 30 days through August 12, 2022. An audio replay will also be available through 11:59 pm ET on July 20, 2022, by dialing (800) 839-2485 from the U.S., or (402) 220-7222 for international callers.

About Theravance Biopharma

Theravance Biopharma, Inc.’s overarching purpose and goal as a biopharmaceutical company is focused on delivering Medicines that Make a Difference® in people’s lives. In pursuit of its purpose, Theravance Biopharma leverages decades of expertise, which has led to the development of FDA-approved YUPELRI® (revefenacin) inhalation solution indicated for the maintenance treatment of patients with chronic obstructive pulmonary disease (COPD). Its pipeline of internally discovered programs is targeted to address significant unmet patient needs.

For more information, please visit www.theravance.com.

THERAVANCE BIOPHARMA®, THERAVANCE®, and the Cross/Star logo are registered trademarks of the Theravance Biopharma group of companies (in the U.S. and certain other countries).

YUPELRI® is a registered trademark of Mylan Specialty L.P., a Viatris Company. Trademarks, trade names or service marks of other companies appearing on this press release are the property of their respective owners.

TRELEGY and ELLIPTA are trademarks of the GSK group of companies.

Forward-Looking Statements

This press release contains and the conference call will contain certain "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans, objectives, expectations and future events. Theravance Biopharma intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Examples of such statements include statements relating to: the expected closing of the transaction and the timing thereof, the Company's goals, designs, strategies, plans and objectives, the impact of the Company’s restructuring plan, ability to provide value to shareholders, the timing of clinical studies, the potential that the Company's research programs will progress product candidates into the clinic, the Company's expectations regarding its allocation of resources, potential regulatory actions, product sales or profit share revenue and the Company's expectations for its future financial performance and expectations as to future cash flows. These statements are based on the current estimates and assumptions of the management of Theravance Biopharma as of the date of this press release and the conference call and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of Theravance Biopharma to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks related to: whether the milestone thresholds can be achieved, delays or difficulties in commencing, enrolling or completing clinical studies, the potential that results from clinical or non-clinical studies indicate the Company's product candidates are unsafe, ineffective or not differentiated, risks of decisions from regulatory authorities that are unfavorable to the Company, dependence on third parties to conduct clinical studies, delays or failure to achieve and maintain regulatory approvals for product candidates, risks of collaborating with or relying on third parties to discover, develop, manufacture and commercialize products, and risks associated with establishing and maintaining sales, marketing and distribution capabilities with appropriate technical expertise and supporting infrastructure, ability to retain key personnel, the impact of the Company’s restructuring actions on its employees, partners and others. In addition, while we expect the effects of COVID-19 to continue to adversely impact our business operations and financial results, the extent of the impact on our ability to generate revenue from YUPELRI® (revefenacin), and the value of and market for our ordinary shares, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Other risks affecting Theravance Biopharma are in the Company's, Form 10-Q filed with the SEC on May 6, 2022, and other periodic reports filed with the SEC. In addition to the risks described above and in Theravance Biopharma's filings with the SEC, other unknown or unpredictable factors also could affect Theravance Biopharma's results. No forward-looking statements can be guaranteed, and actual results may differ materially from such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Theravance Biopharma assumes no obligation to update its forward-looking statements on account of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer for the 3.25% Convertible Senior Notes Due 2023 (the “Notes”) of the Company referenced in this document has not yet commenced. This document is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. At the time the tender offer is commenced, the Company will file with the SEC a Tender Offer Statement on Schedule TO. The solicitation and the offer to purchase the Notes will only be made pursuant to the offer to purchase and related documents filed with such Schedule TO. COMPANY NOTEHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Company noteholders and other investors can obtain the Tender Offer Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website, investor.theravance.com, under “SEC Filings” or by contacting the Company’s investor relations department at (650) 808-4045. In addition, Company noteholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Contact:

Gail Cohen

Corporate Communications / 917 214 6603

Exhibit 99.2

Strategic Transaction Between Theravance Biopharma and Royalty Pharma July 13, 2022 THERAVANCE BIOPHARMA ® , THERAVANCE ® , the Cross/Star logo and MEDICINES THAT MAKE A DIFFERENCE ® are registered trademarks of the Theravance Biopharma group of companies (in the U.S. and certain other countries). All third party trademarks used herein are the property of their respective owners. © 2022 Theravance Biopharma. All rights reserved. PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY DRAFT 071222 6 pm ET

Forward - looking statements This presentation contains certain "forward - looking" statements as that term is defined in the Private Securities Litigation Ref orm Act of 1995 regarding, among other things, statements relating to goals, plans, objectives, expectations and future events. Theravance Biopharma, Inc. (th e “ Company”) intends such forward - looking statements to be covered by the safe harbor provisions for forward - looking statements contained in Section 21E of the Se curities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Examples of such statements include statements relating to: the expected closing of the transaction and the timing thereof, t he Company's goals, designs, strategies, plans and objectives, the impact of the Company’s restructuring plan, ability to provide value to shareholders, t he timing of clinical studies, the potential that the Company's research programs will progress product candidates into the clinic, the Company's expectations r ega rding its allocation of resources, potential regulatory actions, product sales or profit share revenue and the Company's expectations for its future fin ancial performance and expectations as to future cash flows. These statements are based on the current estimates and assumptions of the management o f t he Company as of the date of this presentation and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that ma y c ause the actual results of the Company to be materially different from those reflected in the forward - looking statements. Important factors that could cause ac tual results to differ materially from those indicated by such forward - looking statements include, among others, risks related to: whether the milestone threshold s can be achieved, delays or difficulties in commencing, enrolling or completing clinical studies, the potential that results from clinical or non - clinical s tudies indicate the Company's product candidates are unsafe, ineffective or not differentiated, risks of decisions from regulatory authorities that are unfavorable to the Company, dependence on third parties to conduct clinical studies, delays or failure to achieve and maintain regulatory approvals for product candidates, r isk s of collaborating with or relying on third parties to discover, develop, manufacture and commercialize products, and risks associated with establishing and mainta ini ng sales, marketing and distribution capabilities with appropriate technical expertise and supporting infrastructure, ability to retain key personnel , t he impact of the Company’s restructuring actions on its employees, partners and others. In addition, while we expect the effects of COVID - 19 to continue to adversely impact our business operations and financial results, the extent of the impact on our ability to generate revenue from YUPELRI ® (revefenacin), and the value of and market for our ordinary shares, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this ti me. Other risks affecting the Company are in the Company's Form 10 - Q filed with the SEC on May 6, 2022, and other periodic reports f iled with the SEC. In addition to the risks described above and in Theravance Biopharma's filings with the SEC, other unknown or unpredictable factors also cou ld affect Theravance Biopharma's results. No forward - looking statements can be guaranteed, and actual results may differ materially from such stateme nts. Given these uncertainties, you should not place undue reliance on these forward - looking statements. Theravance Biopharma assumes no obligati on to update its forward - looking statements on account of new information, future events or otherwise, except as required by law. 2 PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY

Additional Information and Where to Find It The tender offer for the 3.25% Convertible Senior Notes Due 2023 (the “Notes”) of the Company referenced in this document has not yet commenced. This document is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. At the time the tender offer is commenced, the Company will file with the SEC a Tender Offer Statement on Schedule TO. The solicitation and the offer to purchase the Notes will only be made pursuant to the offer to purchase and related documents filed with such Schedule TO. COMPANY NOTEHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Company noteholders and other investors can obtain the Tender Offer Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website, investor.theravance.com, under “SEC Filings” or by contacting the Company’s investor relations department at (650) 808 - 4045. In addition, Company noteholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement. 3 PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY

Transaction Rationale ‣ Delivers Strategic Value of TRELEGY Interest with Over $1.5 Billion in Potential Total Value in Three Components – Upfront: ~$1.1B cash payment – Mid - term: Up to $250M in TRELEGY sales - based milestone payments between 2023 - 2026 – Long - term: estimated NPV ~$200M of the Outer Year Royalties (“OYR”), that return to Theravance Biopharma 1 ‣ Eliminates Debt and Returns Capital to Shareholders via Multi - step Process – Contemporaneously with closing, repay the ~$420M non - recourse TRELEGY notes – Initiate a tender offer at par to retire the ~$230M in principal amount of the 2023 convertible notes – Implement a plan to return capital to shareholders, to be finalized following debt paydown ‣ Positions Theravance Biopharma for Long - term Value Creation – Company estimates having ~$430M cash, after debt paydown, taxes and expenses but before implementation of capital return plan – Royalty Pharma to provide up to $40M for the development and approval of ampreloxetine – Company will continue to drive YUPELRI ® growth and maximize the value of the pipeline assets 4 PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY 1. 85% of TRELEGY royalties return to Theravance Biopharma beginning July 1, ௗ 2029 ௗ for sales ex - U.S., and January 1, ௗ 2031 ௗ for sales within the U.S. ௗ Net present value (“NPV”) of royalties based on GSK Bloomberg Consensus for TRELEGY through 2032 for U.S. sales and through 2034 for ex - U.S. sales, discounted at 7%. Ex - U.S. sales for 2033 - 2 034 extrapolated by management due to limitation of consensus beyond 2032.

‣ Will be paid to TBPH directly from Royalty Pharma ‣ Estimated NPV Delivering Strategic Value of Theravance Biopharma’s 85% TRELEGY Interest 5 ‣ TRELEGY sales - based milestones ‣ Occur between 2023 - 2026 Retain long - term value in TRELEGY royalty interest Additional value from continued TRELEGY performance PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY Upfront: ~$1.1B cash Mid - Term : Up to $250M Long - Term: ~$200M 1 Unlocks and accelerates capture of TRELEGY value Over $1.5 Billion in potential total value to Company shareholders 1. 85% of TRELEGY royalties return to Theravance Biopharma beginning July 1, ௗ 2029 ௗ for sales ex - U.S., and January 1, ௗ 2031 ௗ for sales within the U.S. ௗ Net present value (“NPV”) of royalties based on GSK Bloomberg Consensus for TRELEGY through 2032 for U.S. sales and through 2034 for ex - U.S. sales, discounted at 7%. Ex - U.S. sales for 2033 - 2 034 extrapolated by management due to limitation of consensus beyond 2032.

Validating Investment in Ampreloxetine ‣ Up to $40M investment in ampreloxetine in exchange for unsecured low single - digit royalties on net sales – $25M upfront – $15M payable upon first regulatory approval 1 – Future royalties paid to Royalty Pharma: ▪ 2.5% on annual global net sales up to $500M and ▪ 4.5% on annual global net sales over $500M 6 PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY This transaction highlights our ability to provide capital at scale and structure creative funding solutions, allowing Theravance to pursue important strategic initiatives, including the advancement of their internal - discovered, late - stage therapeutic ampreloxetine. Pablo Legorreta Royalty Pharma, founder and CEO “ “ 1. Such approval to be from either the U.S. Food and Drug Administration or the first of the European Medicines Agency or all fo ur of Germany, France, Italy and Spain.

Theravance Biopharma Transformed and Focused 7 PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY ‣ Retire all outstanding debt – ~$420M TRELEGY notes – ~$230M Convertible debt ‣ Return capital to shareholders – Plan to be finalized following debt paydown ‣ Maximize value of YUPELRI: significant commercial opportunity in the U.S. ‣ Ampreloxetine : Aligned with FDA on path to NDA filing with one new study in MSA patients ‣ TRELEGY upside retained : 2023 - 2026 milestones up to $250 million Streamlined Balance Sheet + Return of Capital ‣ Well - capitalized : estimated cash balance of ~ $430M before implementation of capital return plan ‣ Expect to approach breakeven cash flow in 2H 2022 Attractive Pro Forma Financial Profile Enhanced Focus on Near - Term Value Drivers Delivering TRELEGY’s strategic value, providing capital that enables: FDA, U.S. Food and Drug Administration ; MSA, multiple system atrophy; NDA, new drug application.

Q&A Session Rick E Winningham Chairman and Chief Executive Officer Andrew A. Hindman Senior Vice President, Chief Financial Officer

YUPELRI ® (revefenacin) inhalation solution YUPELRI ® inhalation solution is indicated for the maintenance treatment of patients with chronic obstructive pulmonary disease (COPD) . Important Safety Information (US) YUPELRI is contraindicated in patients with hypersensitivity to revefenacin or any component of this product . YUPELRI should not be initiated in patients during acutely deteriorating or potentially life - threatening episodes of COPD, or for the relief of acute symptoms, i . e . , as rescue therapy for the treatment of acute episodes of bronchospasm . Acute symptoms should be treated with an inhaled short - acting beta 2 - agonist . As with other inhaled medicines, YUPELRI can produce paradoxical bronchospasm that may be life - threatening . If paradoxical bronchospasm occurs following dosing with YUPELRI, it should be treated immediately with an inhaled, short - acting bronchodilator . YUPELRI should be discontinued immediately and alternative therapy should be instituted . YUPELRI should be used with caution in patients with narrow - angle glaucoma . Patients should be instructed to immediately consult their healthcare provider if they develop any signs and symptoms of acute narrow - angle glaucoma, including eye pain or discomfort, blurred vision, visual halos or colored images in association with red eyes from conjunctival congestion and corneal edema . Worsening of urinary retention may occur . Use with caution in patients with prostatic hyperplasia or bladder - neck obstruction and instruct patients to contact a healthcare provider immediately if symptoms occur . Immediate hypersensitivity reactions may occur after administration of YUPELRI . If a reaction occurs, YUPELRI should be stopped at once and alternative treatments considered . The most common adverse reactions occurring in clinical trials at an incidence greater than or equal to 2 % in the YUPELRI group, and higher than placebo, included cough, nasopharyngitis, upper respiratory infection, headache and back pain . Coadministration of anticholinergic medicines or OATP 1 B 1 and OATP 1 B 3 inhibitors with YUPELRI is not recommended . YUPELRI is not recommended in patients with any degree of hepatic impairment . OATP, organic anion transporting polypeptide. 9

About YUPELRI® (revefenacin) inhalation solution

YUPELRI® (revefenacin) inhalation solution is a once-daily nebulized LAMA approved for the maintenance treatment of COPD in the US.

Market research by Theravance Biopharma indicates approximately 9% of the treated COPD patients in the US use nebulizers for ongoing maintenance therapy.[1] LAMAs are a cornerstone of maintenance therapy for COPD and YUPELRI® is positioned as the first once-daily single-agent bronchodilator product for COPD patients who require, or prefer, nebulized therapy. YUPELRI®'s stability in both metered dose inhaler and dry powder device formulations suggest that this LAMA could also serve as a foundation for novel handheld combination products.

Theravance Biopharma
Medicines That Make a Difference

1. TBPH market research (N=160 physicians); refers to US COPD patients.
COPD, chronic obstructive pulmonary disease; LAMA, long-acting muscarinic antagonist.

10

Appendix PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY

TRELEGY • Upfront: $1.1B • Milestones: Up to $250M • Outer Year Royalty (“OYR”) : 85 % of royalties for TRELEGY return to Theravance Biopharma : • On and after January 1 , ௗ 2031 ௗ for U . S . sales 3 • On and after July 1 , ௗ 2029 ௗ for ex - U . S . sales 3 • NPV estimated at ~ $ 200 M 4 Theravance Biopharma and Royalty Pharma Deal Summary 12 PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY 1. If both milestones are achieved in a given year, Theravance Biopharma will only earn the higher milestone. 2. Based on 100% of TRELEGY royalties. 3. U.S. royalties expected to end late 2032; ex - U.S. royalties expected to end mid - 2030s and are country specific. Ampreloxetine (Unsecured Royalty) • Upfront payment: $25M • 1 st Regulatory approval milestone: $15M • Approval by either FDA or first of the EMA or all four Germany, France, Italy and Spain • Future royalties paid to Royalty Pharma : • 2 . 5 % on annual global net sales up to $ 500 M • 4 . 5 % on annual global net sales > $ 500 M 4. Net present value (“NPV”) of royalties based on GSK Bloomberg Consensus for TRELEGY through 2032 for U.S. sales and through 2034 for ex - U.S. sales, discounted at 7%. Ex - U.S. sales for 2033 - 2034 extrapolated by management due to limitation of consensus beyond 2032.

PRELIMINARY DRAFT FOR DISCUSSION PURPOSES ONLY